EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2010	2011	2012	2013	2014	9/30/2015	9/30/2015
EARNINGS
Income Before Income Taxes	$210,898	$252,618	$423,030	$326,146	$370,343	$506,063	$443,809
Fixed Charges (as below)	217,500	217,280	210,421	201,704	220,480	211,272	156,131
Total Earnings	$428,398	$469,898	$633,451	$527,850	$590,823	$717,335	$599,940

FIXED CHARGES
Interest Expense	$207,649	$204,623	$202,074	$192,982	$209,570	$197,630	$145,600
Credit for Allowance for Borrowed Funds Used During Construction	2,251	6,257	1,347	1,522	3,810	6,542	5,206
Estimated Interest Element in Lease Rentals	7,600	6,400	7,000	7,200	7,100	7,100	5,325
Total Fixed Charges	$217,500	$217,280	$210,421	$201,704	$220,480	$211,272	$156,131

Ratio of Earnings to Fixed Charges	1.96	2.16	3.01	2.61	2.67	3.39	3.84